UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2024

GERMAN AMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Indiana

(State or other jurisdiction of incorporation)

001-15877	35-1547518
(Commission File Number)	(IRS Employer Identification No.)

711 Main Street
Jasper, Indiana	47546
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	GABC	Nasdaq Global Select Market

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On July 29, 2024, German American Bancorp, Inc., an Indiana corporation (“German American”), and Heartland BancCorp, an Ohio corporation (“Heartland”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Heartland agreed to merge with and into German American (the “Merger”). The Merger Agreement provides that Heartland’s wholly-owned banking subsidiary, Heartland Bank, will be merged with and into German American’s wholly-owned banking subsidiary, German American Bank, immediately following the Merger.

Under the terms of the Merger Agreement, each record holder of Heartland common stock (other than “Dissenting Shares” and shares held in the “HLAN 401(k) Plan” (as such terms are defined in the Merger Agreement)) will receive, for each share of Heartland common stock, 3.90 (the “Exchange Ratio”) shares of German American common stock in a tax-free exchange.

Heartland Bank, as the administrator and record holder of shares of Heartland common stock held in the HLAN 401(k) Plan, will receive in exchange for each share of Heartland common stock held in the HLAN 401(k) Plan, on behalf of the beneficial owners of such shares, a “401(k) Cash Payment” equal to the Exchange Ratio multiplied by the greater of: (i) the volume-weighted average price of German American’s common shares over the ten (10) consecutive trading days ending on the trading day that is the fourth business day preceding the Merger closing date, or (ii) the closing trading price of German American’s common shares on the trading day that is the first business day preceding the Merger closing date.

Any option to acquire a share of Heartland common stock outstanding at the closing of the Merger will be cancelled in exchange for the cash payment of a “Cancellation Amount” equal to (i) the Exchange Ratio multiplied by the volume-weighted average price of German American’s common shares over the ten (10) consecutive trading days ending on the trading day that is the fourth business day preceding the Merger closing date, less (ii) the option exercise price per share, and less (iii) any applicable withholding taxes.

Based on the number of shares of Heartland common stock currently outstanding, German American expects to issue approximately 7.66 million shares of its common stock, and pay approximately $25.0 million in cash, in exchange for all of the issued and outstanding shares of Heartland common stock (including the shares held in the HLAN 401(k) Plan) and in cancellation of all outstanding options to acquire Heartland common stock.

The Boards of Directors of both German American and Heartland have unanimously approved the Merger Agreement. Consummation of the Merger is subject to approval by federal and state banking regulatory authorities, approval by the shareholders of both German American and Heartland, and certain other conditions set forth in the Merger Agreement. Assuming such approvals are timely secured, German American expects that the Merger will be completed in the first quarter of 2025.

The Merger Agreement provides that promptly following the closing of the Merger, German American shall cause G. Scott McComb and Ronnie R. Stokes, both of whom are currently members of Heartland’s Board of Directors, to be appointed to the Boards of Directors of both German American and German American Bank. The Merger Agreement further provides that, upon the expiration of their initial terms, German American shall cause G. Scott McComb and Ronnie R. Stokes to be renominated for election to the Boards of Directors of both German American and German American Bank. The appointments and renominations will be consistent with all applicable corporate governance policies and guidelines of German American and German American Bank.

The Merger Agreement contains (a) customary representations and warranties of German American and Heartland, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws, (b) covenants of Heartland to conduct its business in the ordinary course until the Merger is completed, (c) covenants of Heartland to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (d) covenants of German American and Heartland to take, or not to take, certain actions during the term of the Merger Agreement. Heartland has also agreed not to (y) solicit proposals relating to alternative business combination transactions or (z) other than as required by the proper exercise of fiduciary duties, maintain discussions concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

Each party’s obligation to consummate the Merger is subject to various conditions, including (a) approval of the Merger by holders of at least two-thirds (2/3) of the issued and outstanding shares of Heartland common stock, (b) approval of the Merger by holders of a majority of the issued and outstanding shares of German American common stock, (c) receipt of regulatory approvals, (d) effectiveness of the registration statement to be filed by German American with respect to the German American common stock to be issued in the Merger, (e) the accuracy of the representations and warranties of the other party, (f) compliance by the other party with its covenants in all material respects, and (g) the absence of a material adverse effect as to the other party.

The Merger Agreement contains certain termination rights for German American and Heartland, as the case may be, applicable upon, among other circumstances: (i) certain adverse regulatory decisions in relation to the Merger, (ii) if the Merger has not been closed by July 1, 2025; (iii) a failure of the other party to comply with such party’s covenants (subject to certain rights to cure in certain cases) or a breach of the representations and warranties by the other party that would have a material adverse effect on such party; or (iv) if the German American shareholders or the Heartland shareholders fail to approve the Merger by the required vote.

In addition to the parties’ rights to terminate upon the occurrence of certain events discussed above, Heartland may terminate the Merger Agreement if (a) the volume-weighted average price of German American’s common shares over the ten (10) consecutive trading days ending on the trading day immediately preceding the date on which the last required regulatory approval is obtained (the “Determination Date”) is less than $31.87 per share and (b) the percentage decline in the volume-weighted average price of German American’s common shares underperforms the Nasdaq Bank Stock Index over the same time period by greater than 20%; provided that (i) Heartland has given notice of its election to exercise its right to terminate the Merger Agreement within three business day following the Determination Date and (ii) German American does not, within five business days following such notice, agree to adjust the Exchange Ratio so that the termination above does not occur.

Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee of $10 million by either German American or Heartland to the other party, as more fully described in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

The Merger Agreement and the foregoing description of the Merger Agreement and related transactions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about German American, Heartland or their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differs from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of German American, Heartland or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by German American or Heartland. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about German American or Heartland and their respective subsidiaries and affiliates that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Voting Agreements

In connection with the Merger Agreement, (i) German American entered into a voting agreement (the “Heartland Voting Agreement”) with the members of the board of directors of Heartland and with certain officers of Heartland and Heartland Bank, all of whom collectively held approximately 7.55% of the outstanding shares of Heartland common stock as of July 29, 2024, and (ii) Heartland entered into a voting agreement (the “German American Voting Agreement” and, together with the Heartland Voting Agreement, the “Voting Agreements”) with the members of the board of directors of German American, all of whom collectively held approximately 3.17% of the outstanding shares of German American common stock as of July 29, 2024. Subject to the terms and conditions of the Voting Agreements, the shareholders who are parties thereto have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal. The Voting Agreements automatically terminate upon any termination of the Merger Agreement.

The foregoing summaries of the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Heartland Voting Agreement and the German American Voting Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On July 29, 2024, German American and Heartland issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In addition, on July 30, 2024, German American will begin conducting a series of meetings with analysts and investors, providing supplemental information regarding the Merger to the meeting participants. A copy of the slides that will be made available in connection with the meetings is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The preceding information, as well as Exhibits 99.1 and 99.2 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

This Report contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect”, and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed Merger between German American and Heartland, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of German American’s goals, intentions, and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; and estimates of German American’s risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions, and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things:

•	the risk that the businesses of German American and Heartland will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected;
•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;
•	revenues following the Merger may be lower than expected;
•	customer and employee relationships and business operations may be disrupted by the Merger;
•	the ability to obtain required regulatory approvals or the approval of Heartland’s or German American’s shareholders, and the ability to complete the Merger on the expected timeframe;
•	the costs and effects of litigation and the possible unexpected or adverse outcomes of such litigation;
•	the ability of German American to complete integration and attract new customers;
•	possible changes in economic and business conditions;
•	the impacts of epidemics, pandemics or other infectious disease outbreaks;
•	the existence or exacerbation of general geopolitical instability and uncertainty;
•	possible changes in monetary and fiscal policies, and laws and regulations;
•	possible changes in the creditworthiness of customers and the possible impairment of collectability of loans;
•	fluctuations in market rates of interest;
•	competitive factors in the banking industry;
•	changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like German American’s affiliate bank;
•	continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends;
•	changes in market, economic, operational, liquidity, credit, and interest rate risks associated with German American’s business; and
•	other risks and factors identified in German American’s cautionary language included under the headings “Forward-Looking Statements and Associated Risk” and “Risk Factors” in German American’s Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by German American with the SEC.

Neither German American nor Heartland undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this Report. In addition, German American’s and Heartland’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

Additional Information

Communications in this Report do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Merger will be submitted to both the German American and Heartland shareholders for their consideration. In connection with the proposed Merger, German American will file a Registration Statement on Form S-4 with the SEC that will include a joint proxy statement for German American and Heartland and a prospectus for German American, and other relevant documents concerning the proposed Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the joint proxy statement/prospectus once filed, as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information”. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Bradley C. Arnett, Investor Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to Jennifer Eckert, Investor Relations, Heartland BancCorp, 430 North Hamilton Road, Whitehall, Ohio 43213, telephone 614-337-4600.

German American and Heartland and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of German American and Heartland in connection with the proposed Merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2024 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2024, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of Heartland will be set forth in the joint proxy statement/prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the joint proxy statement/prospectus relating to the proposed merger when it becomes available. Free copies of this document may be obtained as described above.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Reorganization by and among German American Bancorp, Inc., German American Bank, Heartland BancCorp, and Heartland Bank, dated as of July 29, 2024.

10.1	Voting Agreement, dated as of July 29, 2024, among German American Bancorp, Inc., each member of the Board of Directors and certain officers of Heartland BancCorp.

10.2	Voting Agreement, dated as of July 29, 2024, among Heartland BancCorp and each member of the Board of Directors of German American Bancorp, Inc.

99.1	Joint Press Release, dated July 29, 2024.

99.2	German American Bancorp, Inc. Investor Presentation, dated July 29, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules to the subject agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.

Date: July 29, 2024	By:	/s/ D. Neil Dauby
D. Neil Dauby, Chairman and Chief Executive Officer